UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
      SEC FILE NUMBER
      CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One):  Form 10-K  Form 20-F  Form 11-K
Form 10-Q
 [x]Form N-SAR
For Period Ended: _________August 31,2001_______
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
      Read Instruction (on back page) Before Preparing
 Form. Please Print or
      Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing
 checked above, identify
the Item(s) to which the notification relates:
________________________________________________

    PART I -- REGISTRANT INFORMATION

SARATOGA ADVANTAGE TRUST_________
Full Name of Registrant
_________________________________
Former Name if Applicable

3435 STELZER ROAD___
Address of Principal Executive Office
(Street and Number)

COLUMBUS,OH 43219_______________
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without
unreasonable effort or expense and the registrant
seeks relief pursuant to Rule 12b-25(b), the following
should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail
 in Part III of this form
      could not be eliminated without unreasonable
effort or expense;
[X]   (b) The subject annual report, semi-annual report,
 transition report on Form 10-K, Form 20-F,
11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
(c)The accountant's statement
 or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)


Due to the change in service providers toward the end of the fiscal year, incorrect filer CIK and CCC numbers were given and used to file Form
NSAR. These errors were accepted on two occasions by the TEST submission but identified during the LIVE submission filing, and, as a result, we were unable to file Form NSAR within the prescribed time period.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Aaron Masek______(614)_______ 428-3308____
(Name)       (Area Code)(Telephone Number)


(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for
such shorter period that the registrant was
required to file such report(s) been filed?
If answer is no, identify report(s). [x]Yes [ ]No
______________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes [x] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



_________
____SARATOGA ADVANTAGE TRUST________________
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its
behalf by the undersigned hereunto duly authorized.
Date______10-31-01__________________
By   WILLIAM MARRA,TREASURER____________


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative.
The name and title of the person
signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
      International misstatements or omissions of fact constitute Federal
      Criminal Violations (See 18 U.S.C. 1001).

General Instructions
1. This form is required by Rule 12b-25
(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either
Rule 201 or Rule 202of Regulation
S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(232.13(b) of this Chapter).